Exhibit 99.1

NEWS RELEASE

April 16, 2021

Perpetua Resources Reports Results of 2021 Annual General Meeting

BOISE, ID – Perpetua Resources Corp. (formerly Midas Gold Corp.) (Nasdaq: PPTA / TSX: PPTA) today announced the results of its annual general meeting (the “AGM”), which was held online through a virtual meeting platform on April 16, 2021.

A total of 34,386,731 common shares were represented at the AGM, or 72.30% of the votes attached to all outstanding shares at the Company’s record date of March 1, 2021. The Company’s shareholders voted in favor of the election of all director nominees listed in the Company’s management information proxy circular. Detailed results of the vote for the election of directors are as follows:

Name of Nominee	Votes For	Votes Withheld	Total Votes*	Percentage of Votes For*	Percentage of Votes Withheld*
Marcelo Kim	31,088,758	352,474	31,441,232	98.88%	1.12%
Chris Papagianis	31,360,342	80,890	31,441,232	99.74%	0.26%
Laurel Sayer	31,361,106	80,126	31,441,232	99.75%	0.25%
Jeff Malmen	31,362,367	78,865	31,441,232	99.75%	0.25%
Chris Robison	31,363,392	77,840	31,441,232	99.75%	0.25%
Bob Dean	31,362,398	78,834	31,441,232	99.75%	0.25%
David Deisley	31,359,982	81,250	31,441,232	99.74%	0.26%
Alex Sternhell	31,358,486	82,746	31,441,232	99.74%	0.26%

* Not all shares were voted in respect of all resolutions therefore the combined number of shares voted for or withheld (and corresponding percentages) may not add up to the total shares represented at the AGM.

The directors were elected to hold offices until the next annual meeting of shareholders or until their successors are elected or appointed.

The Company’s shareholders also approved the appointment of Deloitte LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending December 31, 2021 (99.90% voted in favor).

The Company’s shareholders also approved the adoption of a new omnibus equity incentive plan (98.32% voted in favor).

Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

405 S 8th Street #201, Boise, ID 83702

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national defense, aerospace and technology sectors. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

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